Consent of Independent Registered Public Accounting Firm

The Board of Trustees
Genworth Financial Asset Management Funds:

We consent to the use of our report dated November 19, 2007, with respect to the statement of assets and liabilities of Genworth Financial Contra Fund as of September 30, 2007, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended, incorporated by reference herein, and to the references to our Firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information of the Registration Statement.

/s/ KPMG LLP

January 23, 2008